Issuer Free Writing Prospectus, dated August 7, 2017

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Nos. 333-203259 and 333-203259-02

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$550,000,000 6.50% Senior Notes due 2025

August 7, 2017

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation

Title of Securities:	6.50% Senior Notes due 2025 (the “Notes”)

Aggregate Principal Amount:	$550,000,000

Net Proceeds (after estimated offering expenses):	$540,450,000

Final Maturity Date:	October 1, 2025

Issue Price:	100%, plus accrued interest, if any, from August 14, 2017

Interest Rate:	6.50%

Yield to Maturity:	6.50%

Interest Payment Dates:	April 1 and October 1, beginning on April 1, 2018

Interest Record Dates:	March 15 and September 15

Special Mandatory Redemption:	If the stock purchase agreement for the Alkali Business Acquisition is terminated prior to the closing of such acquisition, or if the closing of the Alkali Business Acquisition does not otherwise occur on or prior to March 31, 2018, we will redeem all of the notes at a redemption price equal to 100% of the aggregate issue price of the notes (exclusive of accrued interest if settlement occurs after August 14, 2017), plus accrued and unpaid interest to, but not including, the redemption date.

Optional Redemption:	Make-whole call at T+ 50 until October 1, 2020

	On or after October 1, 2020, at the prices set forth below for the twelve-month period beginning on October 1 of the years indicated below, plus accrued and unpaid interest:

	Year	Percentage
	2020	104.875%
	2021	103.250%
	2022	101.625%
	2023 and thereafter	100.000%

Equity Clawback:	Up to 35% at 106.50% prior to October 1, 2020

Joint Book-Running Managers:

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Deutsche Bank Securities Inc.

SMBC Nikko Securities America, Inc.

ABN AMRO Securities (USA) LLC

BNP Paribas Securities Corp.

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Capital One Securities, Inc.

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

DNB Markets, Inc.

Co-managers:	BBVA Securities Inc. Fifth Third Securities, Inc. Regions Securities LLC

Trade Date:	August 7, 2017

Settlement Date:	August 14, 2017 (T+5)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	SEC Registered

CUSIP / ISIN Numbers:	CUSIP: 37185L AJ1 ISIN: US37185LAJ17

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated August 7, 2017. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling or e-mailing Wells Fargo Securities toll-free at (800) 645-3751 Opt 5 or wfscustomerservices@wellsfargo.com.